FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission file number 33-39386

    A. Full title of the plan and the address of plan, if different from that of the issuer named below:

                         TEXAS REGIONAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         (including 401(k) provisions)

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          TEXAS REGIONAL BANCSHARES, INC.
                          3700 North 10th, Suite 301
                          McAllen, Texas 78501

                              REQUIRED INFORMATION

     Texas Regional Bancshares, Inc. Employee Stock Ownership Plan (including 401(k) provisions) (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of Form 11-K, the Plan will file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA within 180 days after the Plan's fiscal year end.

                                 SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934,the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on in its behalf by the undersigned hereunto duly authorized.

                                       TEXAS REGIONAL BANCSHARES, INC.
                                       EMPLOYEE STOCK OWNERSHIP PLAN
                                       (Including 401(k) provisions)

Date:         3-27-98                  /s/ George R. Carruthers
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                                       George R. Carruthers
                                       Member of Administrative Committee